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                                                                   EXHIBIT 23.01









The Board of Directors
Morton's Restaurant Group, Inc.:


We consent to incorporation by reference in the registration statement on Form S-8 of Morton's Restaurant Group, Inc. of our report dated January 30, 2002, except as to note 6, which is as of March 13, 2002 relating to the consolidated balance sheets of Morton's Restaurant Group, Inc. and subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 30, 2001, which report is incorporated by reference in the December 30, 2001 annual report on Form 10-K of Morton's Restaurant Group, Inc.

KPMG LLP



Melville, New York
March 28, 2002